KROSSBOW HOLDING CORP.

From:
Jason Kropp
Chief Executive Officer
Krossbow Holding Corp.
831-77th Avenue
Edmonton, Alberta
Canada T6P 1S9

AMMENDMENT #5

Re: Form S-1/A filed October 5, 2010 File No, 333-166786
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To Whom It May Concern:

On behalf of Krossbow Holding Corp. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission voice mail regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

Completion of Financing/Plan of operations

     1) The Company has revised the disclosure to address the fact that no proceeds will be realized by the present registration statement and a secondary offering will be made more difficult due to the fact that a secondary market will be available for the Company's shares. In addition the company has clarified that the 180 day time period is from the effectiveness of the present "this" registration statement and that even if this registration statement goes effective we will not be able to commence operations because we will not receive any proceeds from the sale of shares.

Business Description

     2) The Company has revised the disclosure to give a better comparison and justification for the price used to determine projected revenues.

Other

     3) The company has reconciled the percentage and amount of shares owned by Jason Kropp and the percentage and number of shares owned by him in the list of all Directors and Officers.

     4) The Company's financial statements are currently up to date and comply with Rule 8-08 of Regulation S-X.

     5)   The Company has included updated consent as Exhibit 23.1

Krossbow Holding Corp.


/s/ Jason Kropp
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Jason Kropp, CEO